Play All Day,
Rain or Shine

Big Kids and Little Kids alike are discovering the power of Mixed Reality Sports. Enjoy hours of indoor activity, creative play, friendly competition and good old school fun.



Investment Opportunity - June 2020



Introduction

What do you get when you roll-up **Fantasy Sports**, **Youth Sports** and an **Action Arcade** into one?

Basement Sports - the world's first **mixed reality sports gaming** platform, where users can set up or join various sports leagues, one-day tournaments or one-off games with friends or ranked competitors.



Inspiration - The Why

➔ **Basement games in Staten Island** during the 1980's - some similar version going on in every household.

➔ **Founder's history** as a Student-Athlete.

➔ **Growth of e-gaming** and interconnectedness. Kids are starting with tablets and app phones younger.

➔ **Modern day kids and adults** are more sedentary, living in screen-induced comfort zones. An unhealthy lifestyle trending downward - Diabetes, Obesity, A Health Crisis.

➔ **Our Purpose is to get kids active every day**, regardless of skill level, socioeconomic status, access to resources, and weather elements.



Market Opportunity

The global **gaming market** is worth **$152 billion (2019)**, with 45% of that, $68.5 billion, coming directly from mobile games.

The global **toy market** stands at **$90.4 billion (2018)**.

Youth Sports is a rapidly growing **$22 billion** industry.

Basement Sports is a **Mixed Reality Gaming** company at the cross-section of gaming, fitness and toy markets, developing interactive products for 'players' of all ages.

Market Opportunity: Data *(click links for sources)*

➔ **# Apps and Time on IOS/Android** - Taking over web as main interactive hub.
➔ **Twitch trends** - egaming, viewership on the rapid rise.
➔ **Fantasy sports stats** – 60 million+ players globally, 45 mil+ in the US (2019).

➔ **Health & Fitness crisis** - for big kids & little kids. Fast food culture.
➔ **Youth Sports stats** & trends; kids are starting to quit – too much pressure.
  ◆ **Helicopter parenting** spiraling out of control.
    Kobe's Message #dontretirekid Aspen Sports Campaign
➔ **Kid birthday & other types of theme party** stats (ie. Sports Birthday).

➔ **Work sports & games** on the rise - bowling, darts, soccer, etc – Team Building.
  ◆ WeWork style, open architecture, office spaces with work-life amenities.

An Introduction to Mixed Reality Sports

Digital entry point > stand alone app usage, while using your own equipment …OR conversion



Quick Game
Player One
Cowboys
VS
Player Two
Guest Team
2-6
0-0
Innings: 3
3 6 9
Sound Effects
Download the App
STEP 1.
Start game



BASEBALL STARTER SET
Get your Starter Kit
STEP 2.



Set Up Home Field
STEP 3.

The Fusion and **Network Effects** (Leagues, Rankings, Broadcasting Stats)



Invite Friends
STEP 4.



Play Ball
Single
Double
Triple
Home Run
Strike
Out
Guest Team
Cowboys
1 2 3 T
0 0 0 0
0 0 0 0
Set Rules & Play Ball!
STEP 5.

Analog entry point > using score sheets, old school…AND/OR later, integrate apps

Value Proposition: Simple, affordable, accessible and uniquely creative.

Engages **all aspects of the child** and reinvigorates adults (inner child happiness)



Products & Revenue Model

1. Freemium **Apps** on IOS and Android, per Sport
2. Starter Kits **[Toys]**, per Sport - fits *any* room
3. Customizable 'Home' **Field & Clothing Accessories**
4. Tournament & League **Entry Fees**
   a. Motivates Rankings and Cross-Sell Effect amongst multi-Sport Competitors
   b. Kids Birthday 'Sports Parties'
5. **Sponsorships**, Partnerships & **In-App Advertising**

Time to Market

Multiple Sports Apps are now under development, with **Baseball slated to be available in Q2-2020**; App is in App Stores and Starter Kit (Toy) will sell on Amazon, directly on our **BasementSports.com** and via mass retailers like Target and Walmart.

By Dec 2020, we **plan to launch 3+ new sports** - Soccer, Basketball & Football.

In Development	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
SPORTS ACTIVATION SCHEDULE												
Baseball												
Basketball												
Soccer												
Football												
Tennis												
Hockey												
Lacrosse												
Cricket												
Volleyball												
Handball / Racketball												
Golf												
Table Sports Games												
Non-Sports Games (Board Games, etc)												
Altered Sports Contests (3-PT Shooting, Penalty Shootout, etc)												

The Lineup

WK/GAME 1

	1	2	3	F	
MOOSE	0	0	4	4	(0-1)
TIGERS	3	1	1	5	(1-0)

LIONS
ALIENS

DOLPHINS
PANTHERS

ROASTERS
UNICORNS

> The Inventor & Captain

> All Ivy League Student-Athlete

> Reigning Office League Champion







The Lineup

> The Mad Scientist in charge of Game Dev

> Head of Product Development @ Blueliner

> The Marketing Guys, heading up go to Market strategy

> 5 Million+ App Installs on Prior Games

A Venture Building Think Tank



b.labs **added Basement Sports** as a wholly owned, homegrown Venture in Jan 2020.

Commits $1 million in seed capital via credit line towards Basement Sports in Apr 2020.*

Sold stake in its first venture, Ajustco, at a **20x ROI** on startup valuation in Jul 2019.

B.labs was **seed funded @ $1.7m** [Dec 2017].

Formally launched, with 5 Ventures and 25+ member Tech Agency roll-up, in Jan 2018.

* Over $50,000 has already been drawn down as of June 2020, and up to $25,000 per month additionally, is available to Basement Sports as needed - on credit, up to the max total outstanding balance of $1 million.



Investment Opportunity

Basement Baseball is the <u>first of 10 sports</u> planned to be launched under the banner of **Basement Sports, Inc.** Each sport will be setup as a majority owned subsidiary of the main company.

We are seeking a **crowdfunded investment of $1,070,000** for product development, production capital and rollout of the first 4 sports games.

➔ **Maximum:** TBD, depends on level of income; unlimited for Accredited Investors

We are raising primarily from a retail audience, to build awareness and an enthusiastic customer base via **Wefunder**.

Legal: SAFE investment vehicle with $15 Million Max [Valuation] Cap and 10% Discount; into a Delaware C Corp. *Additional discount for Early Bird investors.*

3-Year Projections (2020 - 22)*



YR 1 Highlights - Baseball ONLY

→ Approx. $1.0 mil in Revenues (only half the year in market)
→ ($65k) Net Loss
→ 5 Active Revenue Streams
→ 70k+ App Downloads
→ 450k+ Game Sessions
→ Biggest Line Item = Advertising Budget
→ Biggest Bottom Line Contributor = (Toy) Product Sales
→ Estimating $6.6 mil in YR 2 and $14.3 mil YR 3

Revenues

	Year 1	Year 2	Year 3
In App Purchases	$114,635	$924,922	$1,969,611
Premium App Subscriptions	$57,958	$544,267	$1,178,749
Ad/Sponsorship Revenues	$208,430	$1,892,809	$4,030,980
Product (Toy) Sales	$502,369	$2,786,746	$6,154,443
Event Registration & Management	$53,389	$453,023	$964,708
Total Revenues (All Channels)	**$936,780**	**$6,601,768**	**$14,298,490**
Cost of Goods Sold	$251,184	$1,393,373	$3,077,221

KPIs

	Year 1	Year 2	Year 3
Web Traffic (Unique Visitors)	413,095	2,864,416	6,117,143
App Installs (Free)	72,857	277,273	436,364
Starter Kits Purchased	11,314	62,730	156,612
Accessories Purchased	1,896	13,899	37,697
New Active Users	43,571	166,364	261,818
New Premium Users	7,857	33,273	52,364
# of Tournaments	96	755	1,608
# of Tournament Registrants	3,559	30,202	64,314
# of App Play Sessions	456,968	3,699,686	7,878,445
# of Leagues Started	6,638	52,853	112,549
# of Games Played	685,453	5,549,530	11,817,668
Avg. App View time (in Hours)	456,968	3,699,686	7,878,445
Casting Audience View time (in Hours)	1,565,363	14,798,746	31,513,781
Total View time (Users + Audience)	2,022,332	18,498,432	39,392,226

Expenses

	Year 1	Year 2	Year 3
MARKETING	**$464,843**	**$2,304,281**	**$3,823,098**
Marketing & Advertising	$265,000	$1,425,000	$2,280,000
Staff, Agencies, Travel & Events	$115,843	$459,281	$823,098
OPERATIONS	**$102,000**	**$768,000**	**$1,626,000**
Operations (Senior Management, Support Staff)	$90,500	$714,000	$1,542,000
Legal (IP)	$11,500	$54,000	$84,000
R&D	**$184,500**	**$859,500**	**$1,480,500**
App Development & Maintenance	$131,500	$645,000	$1,140,000
Content (Course/Video) Development	$41,000	$142,500	$232,500
Miscellaneous	$12,000	$72,000	$108,000
Total Expenses (NOT Including COGS)	**$751,343**	**$3,931,781**	**$6,929,598**
Net Income	**($65,747)**	**$1,276,614**	**$4,291,671**

Forward-looking projections are highly speculative, especially for an early stage startup; and are in no way guaranteed.

Thank You





Old School meets New School
Host the next indoor World Series in your Basement. Enjoy hours of fun with Mixed Reality Games – rain or shine.

Invest // https://wefunder.com/basementsports
Contact // Arman Rousta - arman@basementsports.com
Product Updates // www.basementsports.com